Exhibit 1.1

Pivotal and MX Magazine Host Web Event for Medical Device Manufacturers

Web event topic: ‘Managing Healthcare Customers: The Essentials of CRM Systems for Medical Device Manufacturers’

FOR IMMEDIATE RELEASE

Vancouver, BC – May 24, 2005 – Pivotal Corporation, a leading CRM solution provider for mid-sized enterprises, and a subsidiary of CDC Corporation [NASDAQ:CHINA] today announced that it will host a Web event titled ‘Managing Healthcare Customers: The Essentials of Customer Relationship Management (CRM) Systems for Medical Device Manufacturers’ on Tuesday, May 24, 2005 at 1:00 p.m. EDT (10:00 a.m. PDT). Hosted by MX Magazine editor-in chief Steve Halasey, this event will feature the advice of medtech IT experts from Pivotal and Sysmex America, a world leader in clinical laboratory systemization and solutions.

The success of leading medtech companies depends on cutting-edge research and development. However, once an innovative new product has been developed, medical device manufacturers may struggle to get the product in the hands of healthcare providers quickly and effectively. Join Judd Banks, Pivotal’s medical device manufacturing business manager, and Don Patulo, senior director, sales support and training, Sysmex America as they explore how forward-looking medtech companies are gaining a competitive advantage by implementing CRM strategies to improve sales effectiveness, profit from influencers and thought leaders, collaborate with Group Purchasing Organizations (GPOs) and distributors, and build customer loyalty and demand.

During this event, medtech companies will learn how they can:

•	Bring products to market quickly and effectively;

•	Track and leverage the complex network of sales and marketing relationships;

•	Manage the challenges of working with distributors and GPOs;

•	Assign the right sales rep to each account;

•	Capitalize on co-selling and contract opportunities;

•	Target marketing dollars more effectively on decision-makers and influencers; and,

•	Gain visibility into organizational performance and customer behavior.

Web Event Details:

DATE: Tuesday, May 24, 2005
TIME: 1:00 p.m. EDT / 10:00 a.m. PDT
REGISTER: www.pivotal.com/industry/mxwebcast

About Sysmex

Sysmex America, Inc., the U.S. headquarters of Sysmex Corporation (Kobe, Japan), is a world leader in clinical laboratory systematization and solutions, including clinical diagnostics, automation and information systems that elevate clinical laboratory medicine to first-line patient care. Sysmex America, Inc. focuses on extending the boundaries of diagnostic science while providing the management information tools that make a real difference in clinical and operational results for people worldwide.

Additional information about Sysmex America, Inc. can be found at http://www.sysmex.com/usa.

About Pivotal Corporation

Pivotal Corporation, a subsidiary of CDC Corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,800 companies around the world have licensed Pivotal including: Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About CDC Corporation

CDC Corporation [NASDAQ: CHINA] is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to: improve sales effectiveness, profit from influencers and thought leaders, collaborate with Group Purchasing Organizations (GPOs) and distributors, build customer loyalty and demand, bring products to market quickly and effectively, track and leverage the complex network of sales and marketing relationships, manage the challenges of working with distributors and GPOs, assign the right sales rep to each account, capitalize on co-selling and contract opportunities, target marketing dollars more effectively on decision-makers and influencers, gain visibility into organizational performance and customer behavior. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, the risks involved in developing software solutions and integrating them with third-party software and services. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.